Ropes & Gray LLP
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WRITER’S DIRECT DIAL NUMBER: (202) 508-4732
June 17, 2011
VIA EDGAR
Mr. Vincent Di Stefano
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 71 to the Registration Statement on Form N-1A
	Filing Date:	April 15, 2011
Dear Mr. Di Stefano:
     This letter is in response to oral comments provided to the undersigned by Mr. Vincent Di Stefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the Sterling Capital Funds (the “Trust”) with respect to the registration of its two new series, Sterling Capital Corporate Fund and Sterling Capital Structured Products Fund, filed on April 15, 2011. These comments and the responses thereto are set forth below.
     Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as a confirmation that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

General Comments

Comment 1:	Counterparty Risk in the “Principal Risks” section is described as “[t]he possibility that a counterparty to a contract will default or otherwise become unable to honor a financial obligation.” Please clarify to which types of contracts the Counterparty Risk disclosure refers.

Response:	Counterparty Risk in the “Principal Risks” section has been revised as follows (new disclosure bolded): “The possibility that a counterparty to a derivative contract will default or otherwise become unable to honor a financial obligation.”

Comment 2:	In the “Principal Risks” section, please consider adding disclosure with respect to counterparty risk under Derivatives Risk.

Response:	The Derivatives Risk disclosure has been revised as follows to include a reference to Counterparty Risk, which is described in the Fund’s Principal Risks (new disclosure bolded; deleted disclosure struckthrough): “The Fund’s use of derivatives such as futures transactions and swap transactions involves other risks, such as the Counterparty credit Rrisk relating to the other party to a derivative contract . . . .”

Comment 3:	In the “Performance” section of each Fund’s Summary, please include the information required by Item 4(b)(2) of Form N-1A and tailor the disclosure to indicate that each Fund has not been in operation for a full calendar year.

Response:	The requested change has been made. The “Performance” section of each Fund’s Summary has been revised to read as follows (new disclosure bolded):
“Performance information gives some indication of the risks of investing in the Fund by comparing the Fund’s performance with a broad measure of market performance. Performance information has not been presented because the Fund has not been in existence for a full calendar year as of the date of this Prospectus.”

Comment 4:	In the “Purchase and Sale of Fund Shares” section of each Fund’s Summary, please conform the disclosure to the requirements of Items 6(a) and 6(b).

Response:	The relevant disclosure has been revised as follows (new disclosure bolded):
Class S Shares are available to customers of Sterling Capital or its affiliates. You may purchase or redeem Class S Shares of the Fund on any business day of the Fund through procedures established by the Distributor in connection with the requirements of fiduciary, advisory, agency, custodial and other similar accounts maintained by or on behalf of customers of Sterling Capital or one of its affiliates. Consult your investment representative for specific information instructions on how to purchase or redeem shares. There are no minimum initial or subsequent investment requirements.

Comment 5:	The Name Policy disclosure in the “Additional Investment Strategies and Risks” section states that Sterling Capital Corporate Fund “will not change its name policy without providing its shareholders at least 60 days’ prior written notice.” Please also include this disclosure for Sterling Capital Structured Products Fund.

Response:	The requested change has been made. Please see Comment 10 and the related response thereto.

Comment 6:	In the “Investment Practices” section, it is disclosed that the Funds may invest in securities of other investment companies. Please explain why, if these investments are permitted, the Annual Fund Operating Table does not contain the Acquired Fund Fees and Expenses line item, as required by Item 3(f) of Form N-1A.

Response:	The fees and expenses incurred indirectly by the Funds as a result of investment in shares of one or more Acquired Funds are not expected to exceed 0.01% of the average net assets of each Fund.

Comment 7:	In the “Principal Investments,” “Non-Principal Investments,” and “Principal Risks” sub-sections in the “Additional Investment Strategies and Risks” section of the Prospectus, please clarify the disclosure stating that the investments and risks, respectively, apply to “one or both of the Funds” by specifying which investments and risks are applicable to which Funds.

Response:	The requested changes have been made, as described below. The following sentence has been added to the introductory paragraph in the “Investment Practices” section in the “Additional Investment Strategies and Risks” section of the Prospectus: “To the extent a security or investment technique described below is a principal investment for a Fund, the investment is described in applicable Fund summary under the heading “Principal Strategy.” In addition, the disclosure under the heading “Principal Investments” has been modified as follows (new disclosure bolded): “The following investments are principal investments for one or both of the Funds. To the extent a Fund invests in a security or investment technique described below as part of its main investment strategy, such security or investment technique is described in the applicable Fund summary under the heading “Principal Strategy.”” Investments that are non-principal investments for both of the Funds are grouped together and identified as non-principal investments, and the following disclosure has been added under the heading “Non-Principal Investments” (new disclosure bolded; deleted disclosure struckthrough): “The following investments are non-principal investments for one or both of the Funds.Although not principal investments for the Funds, the Funds may utilize the following:” The disclosure under the heading “Investment Risks” has been modified as follows (new disclosure bolded): “Below is a more complete discussion of the types of risks inherent in the securities and investment techniques listed above as well as those risks discussed in “Strategy, Risks and Performance” section in each Fund’s summary section. Because of these risks, the value of the securities held by the Funds may fluctuate, as will the value of your investment in the Funds. Certain investments and Funds are more susceptible to these risks than others. For a list of the principal risks that apply to a particular Fund, please refer to the Principal Risk summaries in that Fund’s summary section.”

Comment 8:	Please append “FOR THE PAST FIVE YEARS” to the following column header in the Independent Trustees table: “OTHER DIRECTORSHIPS HELD BY TRUSTEE.”

Response:	The requested change has been made.

Fund-Specific Comments

Comment 9:	Sterling Capital Corporate Fund’s “Principal Strategy” section states that the Fund also will invest in (i) bonds issued or guaranteed by the U.S. Government or its agencies and instrumentalities; (ii) mortgage-backed securities, including commercial mortgage-backed securities and collateralized mortgage obligations; (iii) asset-backed securities; (iv) preferred stock; and (v) debt securities that are sold in private placement transactions between their issuers and their purchasers and that are neither listed on an exchange or traded over the counter. Please confirm that each of these investments is a principal strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	The requested change has been made. The Registrant confirms that investments in (i) bonds issued or guaranteed by the U.S. Government or its agencies and instrumentalities; (ii) preferred stock; and (iii) debt securities that are sold in private placement transactions between their issuers and their purchasers and that are neither listed on an exchange or traded over the counter are part of the Fund’s principal strategy. The disclosure regarding mortgage-backed and asset-backed securities has been moved to the “Additional Investment Strategies and Risks” section of the prospectus.

Comment 10:	Sterling Capital Structured Products Fund’s “Principal Strategy” states that Fund “will invest, under normal circumstances, at least 75% of its net assets plus borrowings for investment purposes in a diversified portfolio of asset-backed and mortgage-backed securities (including commercial mortgage-backed securities and collateralized mortgage obligations) that are investment grade (i.e., rated at the time of purchase in one of the four highest rating categories by a nationally recognized statistical rating organization, or determined by the portfolio manager to be of comparable quality).” Please adopt a policy stating that the Fund will invest at least 80% of its net assets plus borrowings for investment purposes in the particular type of investment that is suggested by the Fund’s name, pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response:	The Fund’s name has been changed to “Sterling Capital Securitized Opportunities Fund” and the Fund has adopted a policy to invest at least 80% of its net assets plus borrowings for investment purposes in a diversified portfolio of securitized obligations of any kind (including asset-backed securities, commercial mortgage-backed securities and collateralized mortgage obligations).

Comment 11:	Sterling Capital Structured Products Fund’s “Principal Strategy” states that the Fund may engage in dollar roll transactions. Please confirm that dollar roll transactions are a principal strategy of the Fund. If not, please move this disclosure to the “Additional Investment Strategies and Risks” section of the prospectus.

Response:	Dollar roll transactions are a principal strategy of the Fund.

Comment 12:	Sterling Capital Structured Products Fund’s “Principal Strategy” states that Fund will invest in securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities. Please specify in which U.S. Government securities in the Fund will invest.

Response:	The relevant disclosure has been revised as follows (new disclosure bolded):

The Fund also will invest in securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities (such as, for example, the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Government National Mortgage Association (Ginnie Mae)); corporate debt securities, including corporate bonds, notes and debentures; preferred stock; and debt securities that are sold in private placement transactions between their issuers and their purchasers and that are neither listed on an exchange or traded over the counter.

If you have any further questions or comments, please do not hesitate to call me at (202) 508-4732.

Sincerely,
/s/ Molly Moore
Molly Moore

cc:	Alan G. Priest, Esq. Alyssa Albertelli, Esq.